EXHIBIT 99.1

Northwest Bancshares, Inc. enters attractive Indiana markets through merger with MutualFirst Financial, Inc.

Immediately Accretive to EPS; Complementary Operations and Culture; Expansion into Attractive Midwest Markets

WARREN, PA and MUNCIE, IN, October 29, 2019 /PRNewswire/ -- Northwest Bancshares, Inc., (“Northwest”), (NASDAQ: NWBI) and MutualFirst Financial, Inc., (“MutualFirst”) (NASDAQ: MFSF) jointly announced the signing of a definitive merger agreement pursuant to which Northwest will acquire MutualFirst, the Muncie, Indiana-based holding company and parent of MutualBank, in an all-stock transaction valued at $39.89 per share (based on Northwest’s 15-day volume weighted average closing stock price ending on October 23, 2019), or approximately $346 million in the aggregate.

The transaction is immediately accretive to Northwest’s earnings per share, excluding merger costs, and increases its stand-alone earnings per share by over 10% on a run-rate basis.  Further, it gives Northwest access to an attractive new region of prospective customers. The acquisition provides Northwest with an additional $2.1 billion in total assets, $1.6 billion in total deposits, $1.5 billion in loans and 39 banking locations, based upon financial information as of September 30, 2019.

David W. Heeter, President and Chief Executive Officer of MutualFirst, will be named Regional CEO and market leader for Northwest’s Indiana franchise after the merger is consummated and will report directly to Ronald J. Seiffert, President and Chief Executive Officer of Northwest.  Mr. Heeter commented, "During our proud 130 year history, MutualBank has been committed to serving our clients and local communities. Through a consistent level of superior quality service, our dedicated staff has grown a loyal commercial and retail customer base. We are very excited about joining the Northwest team. Northwest has demonstrated a similar commitment to its clients, employees and the communities it serves, shares our core values and has an outstanding record of enhancing shareholder value.”

In addition to Mr.Heeter, leadership continuity will be preserved with Christopher L. Caldwell, Senior Vice President of commercial banking at MutualBank, leading the commercial lending team in the Indiana market for Northwest and Christopher D. Cook, current Chief Financial Officer of MutualFirst, transitioning to Chief Operations Officer in the Indiana market.

Mr. Seiffert stated, “Indiana is an attractive market with a business friendly environment which we have targeted as part of our Mid-Atlantic and Midwest expansion plans.  MutualFirst represents a unique and sizable opportunity that is highly accretive to both Northwest’s franchise value and shareholder value.  Maintaining MutualFirst’s executive management team and the presence of similar cultures allows us to consistently serve the customer base with little to no disruption.  We believe MutualBank’s customers and employees will embrace Northwest’s culture and values and appreciate the additional products and services of a larger community bank which should also create additional growth potential.  Northwest will maintain a robust capital position following the merger, giving the combined company significant capital to pursue future acquisitions, pay attractive dividends and continue to grow organically, all of which enhance shareholder value.”

Under the terms of the merger agreement, which has been approved unanimously by the boards of directors of both companies, shareholders of MutualFirst will be entitled to receive 2.4 shares of Northwest common stock for each common share of MutualFirst. The exchange ratio is fixed and the transaction is expected to qualify as a tax-free exchange for shareholders of MutualFirst. Based on Northwest’s 15-day volume weighted average closing stock price ending on October 23, 2019, the deal is valued at $346 million, or $39.89 per share, which equates to a price to tangible book value ratio of 172% and a price to earnings ratio, after considering fully phased-in cost savings, of under 10x based on consensus estimates for MutualFirst’s 2020 EPS of $2.56 and cost savings of approximately 30%.  The tangible book value dilution, including all restructuring costs, of approximately $0.33, or 3.5%, is expected to be earned back in approximately 2.8 years when including the impact of CECL and approximately 2.1 years excluding the impact of CECL.

As part of the merger, one MutualFirst director will be added to Northwest’s bank and holding company boards. All of the directors and certain executive officers of MutualFirst have entered into voting agreements with Northwest pursuant to which they have agreed to vote their shares in favor of the transaction.

The merger is expected to be consummated and converted to Northwest in the second quarter of 2020, after satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of MutualFirst.

When the transaction is completed, the combination of the two banking companies will create a bank with approximately $12.7 billion in total assets and $10.3 billion in deposits, providing banking services through 221 branch locations in four states.

B. Riley FBR, Inc. is serving as financial advisor and Luse Gorman, PC is serving as legal counsel to Northwest in this transaction.

Keefe, Bruyette, & Woods, A Stifel Company is serving as financial adviser and Silver, Freedman, Taff & Tiernan LLP is serving as legal counsel to MutualFirst.
Investor Conference Call
Executives from Northwest will host a conference call with investors and the financial community at 9:00 AM Eastern Time on Wednesday, October 30, 2019 to discuss this transaction. Those wishing to participate in the call may dial toll-free 1-877-870-4263.  Participants should ask to be joined into the Northwest Bancshares call.  A webcast is also available at https://www.webcaster4.com/Webcast/Page/1049/32134.  A replay of the call will be available until November 5, 2019 by dialing toll free 1-877-344-7529, access code 10136451. An investor presentation on this transaction is also available at the Investor Relations section of Northwest's website www.northwest.com.
About Northwest Bancshares, Inc.
Headquartered in Warren, Pennsylvania, Northwest Bancshares, Inc. (Nasdaq: NWBI)is the holding company of Northwest Bank.  Founded in 1896, Northwest Bank is a full-service financial institution offering a complete line of business and personal banking products, employee benefits and wealth management services, as well as the fulfillment of business and personal insurance needs. Northwest operates 172 full-service community banking offices and ten free standing drive-through facilities in Pennsylvania, New York, and Ohio.  Northwest Bancshares, Inc.’s common stock is listed on the NASDAQ Global Select Market (“NWBI”). Additional information regarding Northwest Bancshares, Inc. and Northwest Bank can be accessed on-line at www.northwest.com.
About MutualFirst Financial, Inc.
MutualFirst Financial, Inc. (Nasdaq: MFSF), is the holding company of MutualBank, an Indiana-based financial institution operating since 1889, with assets of $2.1 billion, as of September 30, 2019. Headquartered in Muncie, Indiana, MFSF operates 39 full-service retail financial centers and provides a full range of financial services including commercial and business banking, personal banking, wealth management and trust services.  More information about MutualFirst and MutualBank is available at www.bankwithmutual.com.
Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Northwest's and MutualFirst’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may," or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in Northwest Bancshares' and MutualFirst's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by MutualFirst shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating MutualFirst business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Northwest Bancshares products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
Important Additional Information and Where to Find It
In connection with the proposed merger, Northwest will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of MutualFirst and a Prospectus of Northwest Bancshares, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF MUTUALFIRST FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Northwest and MutualFirst, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Northwest Bancshares at www.northwest.com under the heading "Investor Relations" and then under "SEC Filings" or from MutualFirst by accessing MututalFirst's website at www.bankwithmutual.com under the heading "Investor Relations" and then under "SEC Filings." Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Northwest Bancshares, Inc., 100 Liberty Street, Warren, Pennsylvania 16365, Attention: Investor Relations, Telephone: (814) 726-2140 or to MutualFirst, Inc., 110 E. Charles Street, Muncie, Indiana 47305, Attention: Investor Relations, Telephone: (765) 747-2800.
MutualFirst and Northwest and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MutualFirst in connection with the proposed merger. Information about the directors and executive officers of MutualFirst and their ownership of MutualFirst common stock is set forth in the proxy statement for MutualFirst's 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Information about the directors and executive officers of Northwest Bancshares is set forth in the proxy statement for Northwest Bancshares’ 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2019.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
SOURCE Northwest Bancshares, Inc.
Contact:
Ronald J. Seiffert, President and CEO, Northwest Bancshares, Inc., +1-814-726-2140
David W. Heeter, President and CEO, MutualFirst Financial, Inc., +1-765-747-2800